Miragen Therapeutics, Inc.
6200 Lookout Road
Boulder, CO 80301
(720) 643-5200

December 21, 2020

Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Abby Adams

Re:    Miragen Therapeutics, Inc.
    Registration Statement on Form S-3
File No. 333-251367

Acceleration Request
    Requested Date:        Tuesday, December 22, 2020
    Requested Time:    4:01 p.m. Eastern Time

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Miragen Therapeutics, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 22, 2020, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.
If you have any questions regarding this request, please contact Brent Fassett of Cooley LLP, at (720) 566-4025 or Ryan Lewis of Cooley LLP at (720) 556- 4187.
Sincerely,
Miragen Therapeutics, Inc.

By: /s/ Jason A. Leverone
    Jason A. Leverone
    Chief Financial Officer

cc:    Lee Rauch, Miragen Therapeutics, Inc.
    Brent D. Fassett, Esq., Cooley LLP
    Ryan Lewis, Esq., Cooley LLP